USA VIDEO INTERACTIVE CORP.

December 2, 2002



02060520

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

> **Re:**   USA Video Interactive Corp. (the *"Company"*)
>   <u>News Release</u>

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

   "Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/cg
Encl.



December 2, 2002 - MYSTIC, CONNECTICUT – USA Video Interactive (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com)

In an ongoing effort to streamline operations, the Company wishes to advise that it has relocated its Corporate Head Office to Old Lyme, Connecticut effective today.

About USA Video Interactive
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 145 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371-1469 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC   V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF.   CUSIP 902924208. The TSX Venture Exchange (TSX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. For more information contact Edwin Molina (860) 572-1560; info@usvo.com